UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*



                                  AETNA INC.
--------------------------------------------------------------------------
                               (Name of Issuer)

      6.25% Class C Voting Preferred Stock, par value $.01 per share
----------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 008117202
            ---------------------------------------------------
                               (CUSIP Number)

                         Howard G. Godwin, Jr., Esq.
                               Brown & Wood LLP
                            One World Trade Center
                           New York, New York 10048
                              (212) 839-5300
---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 9, 1996
------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D
   CUSIP NO. 008117202                         PAGE   1    OF    2    PAGES
            -----------




1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Leonard Abramson
       SS####-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                             (b) / /
3      SEC USE ONLY

4      SOURCE OF FUNDS*     OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     / /
       PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION     United States of
                                                  America

     NUMBER OF    7      SOLE VOTING POWER

       SHARES                 -0-

    BENEFICIALLY  8      SHARED VOTING POWER

      OWNED BY                1,080,350

       EACH       9      SOLE DISPOSITIVE POWER

     REPORTING                -0-

      PERSON      10     SHARED DISPOSITIVE POWER

       WITH                   1,080,350

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,079,455

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                         / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.1%

14     TYPE OF REPORTING PERSON*
            IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



                                 SCHEDULE 13D
   CUSIP NO. 008117202                         PAGE   2    OF    2    PAGES
            -----------


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       LEMA Associates, L.P.
       IRS No. 76-0521374

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                              (b) / /

3      SEC USE ONLY

4      SOURCE OF FUNDS*     OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        / /
       PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION     Texas



     NUMBER OF    7      SOLE VOTING POWER

       SHARES                 -0-

    BENEFICIALLY  8      SHARED VOTING POWER

      OWNED BY                1,079,455

       EACH       9      SOLE DISPOSITIVE POWER

     REPORTING                -0-

      PERSON      10     SHARED DISPOSITIVE POWER

       WITH                   1,079,455


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,079,455

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                        / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.1%

14     TYPE OF REPORTING PERSON*
            PN



                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

     This Amendment No. 1 amends the Schedule 13D (the "Schedule") filed on July 29, 1996 by Leonard Abramson ("Mr. Abramson"), and is being filed on behalf LEMA Associates, L.P. ("LEMA") pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").


ITEM 1.   SECURITY AND ISSUER

     This Schedule relates to the shares of 6.25% Class C Voting Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Aetna Inc., a Connecticut corporation ("Aetna"). The principal executive office of Aetna is 151 Farmington Avenue, Hartford, Connecticut 06156.


ITEM 2.   IDENTITY AND BACKGROUND

(a)-(c), (f). This Schedule is being filed by LEMA, a limited partnership formed under the laws of the State of Texas, of which Mr. Abramson is the sole general partner and owns 98% of the limited partnership interests. The principal place of business of LEMA is 6910 Bellaire Blvd., Suite 16, Houston, Texas 77074.

(d)-(e) During the last five years, LEMA (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 9, 1996, Mr. Abramson transferred 1,079,455 shares of Preferred Stock of Aetna to LEMA in return for a 1% General Partnership interest in LEMA and 98% of the Class A Limited Partnership interests in LEMA.


ITEM 4. PURPOSE OF TRANSACTION

     LEMA acquired the 1,079,455 shares of Preferred Stock in the manner described in Item 3 above and, except as described below, has no plans or proposals that would result in (1) the acquisition by any person of additional securities of Aetna or the disposition of securities of the Aetna;
(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Aetna or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of Aetna or any of its subsidiaries; (4) any change in the present board of directors or management of Aetna, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of Aetna; (5) any material change in the present capitalization or dividend policy of Aetna; (6) any other material change in the business or corporate structure of Aetna; (7) changes in the charter, by-laws or instruments corresponding thereto of Aetna, or other actions which may impede the acquisition of control of Aetna by any person; (8) any class of securities of Aetna being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) any class of equity securities of Aetna becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(10) any action similar to any of those enumerated above. Mr. Abramson and LEMA, however, reserve the right to change any plans or intentions at any time and to take any and all actions that either Mr. Abramson or LEMA deem appropriate to maximize the value of their investment in Aetna including, among other things, from time to time increasing or decreasing the number of Preferred Stock by acquiring additional shares, or by disposing of all or a portion of the shares of Preferred Stock in open market or privately negotiated transactions depending on existing market conditions and other considerations discussed below. Mr. Abramson and LEMA intend to review the investment in Aetna on a continuing basis and, depending upon the price and availability of Preferred Stock, subsequent developments affecting Aetna, the general business and future prospects of Aetna, other investment and business opportunities available to Mr. Abramson and LEMA, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in Aetna.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As of the date hereof, the aggregate number and percentage of shares of Preferred Stock beneficially owned by each of Mr. Abramson and LEMA, including the number of shares of Preferred Stock as to which each of Mr. Abramson and LEMA has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, are set forth on the back cover page of this Schedule.

(c) During the past 60 days, Mr. Abramson transferred 1,079,455 shares of Preferred Stock to LEMA as described in Item 3 above.

(d)  Not applicable.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to a Registration Rights Agreement dated as of March 30, 1996 as amended by Amendment No. 1 thereto dated as of May 30, 1996 (the "Registration Rights Agreement"), Aetna has filed a Registration Statement on Form S-3 (the "Registration Statement"), which Registration Statement has been declared effective by the Securities and Exchange Commission and provides for the offer and sale from time to time by Mr. Abramson or LEMA of Preferred Stock. In addition, the Registration Rights Agreement provides that Mr. Abramson or LEMA has the right under certain circumstances to have the shares of Preferred Stock beneficially owned included in a registration statement otherwise filed by Aetna under the Securities Act of 1933, as amended.

     Except as otherwise described in this Schedule, to the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between or among Mr. Abramson, LEMA or any other person with respect to any securities of Aetna.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.


SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 8, 1997



                                         /s/ Leonard Abramson
                                        -------------------------
                                             Leonard Abramson


                                        LEMA ASSOCIATES, L.P.
                                        By:  Leonard Abramson as General
                                                Partner


                                         /s/ Leonard Abramson
                                        -------------------------
                                        By: Leonard Abramson

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION:   INTENTIONAL MISSTATEMENTS  OR OMISSIONS OF  FACT CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)